United States securities and exchange commission logo





                                November 1, 2022

       Christopher Pavlovski
       Chief Executive Officer
       Rumble Inc.
       444 Gulf of Mexico Dr
       Longboat Key, FL 34228

                                                        Re: Rumble Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed October 19,
2022
                                                            File No. 333-267936

       Dear Christopher Pavlovski:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1 filed October 19, 2022

       Cover Page

   1. For each of the securities being registered for resale, disclose the price that the selling securityholders paid
for such securities.
   2. Disclose the exercise price(s) of the warrants compared to the market price of the underlying securities.
Based on the market price of your Class A Common Stock on
                                                        October 18, 2022, your
warrants appear to be out of the money. If the warrants are out the money, please disclose
the likelihood that warrant holders will not exercise their warrants.
                                                        Provide similar
disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and
disclose that cash proceeds associated with the exercises of the warrants are dependent
on the stock price. As applicable, describe the impact on your liquidity and update
the discussion on the ability of your company to fund your operations
 Christopher Pavlovski
FirstName
Rumble Inc.LastNameChristopher Pavlovski
Comapany 1,
November   NameRumble
             2022       Inc.
November
Page 2    1, 2022 Page 2
FirstName LastName
         on a prospective basis with your current cash on hand.
Risk Factors, page 8

3. Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the
         Class A common stock. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.
General

4. Please file a dated legal opinion as an exhibit to the registration statement.
5. Revise your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that the Sponsor, PIPE Investors, and other selling securityholders acquired their shares and warrants, and the price that the public
         securityholders acquired their shares and warrants. Disclose that while the Sponsor, PIPE
         Investors, and other selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rule 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Jan Woo, Legal
Branch Chief, at (202) 551-3453 with any questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Technology
 Christopher Pavlovski
Rumble Inc.
FirstName
November 1,    LastNameChristopher
                 2022              Pavlovski
Comapany
Page    3      NameRumble Inc.
November 1, 2022 Page 3
cc:       Sean M. Ewen
FirstName LastName